

June 10, 2013

<u>Via E-Mail</u>
Charles M. Holley, Jr.
Chief Financial Officer
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

  Re: **Wal-Mart Stores, Inc.**
     Form 10-K for the Fiscal Year Ended January 31, 2013
     Filed March 26, 2013
     File No. 001-06991

Dear Mr. Holley:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 31, 2013</u>

<u>Item 9A. Controls and Procedures, page 29</u>

1. We note your disclosure that "[t]he evaluation is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure." Please confirm to us and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibit 13

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Company Performance Metrics, page 4

2.   Given Walmart International's continued growth, please tell us what consideration was given to disclosing comparable store sales for this segment. In this regard, we note the increase in net sales for fiscal 2013 was due to positive comparable sales as well as growth in retail square feet.

3.   Please tell us and disclose how you estimate the negative impact on comparable store and club sales as a result of opening new stores and clubs.

4.   We note your comparable store and club sales include sales initiated online and you have continued to invest in your e-commerce platforms.   Please quantify for us the effect of eCommerce sales on comparable store sales for the periods presented. To the extent that eCommerce sales have a measurable effect on your comparable store sale increases (decreases), please present your comparable store and club sales metric on both the basis of excluding eCommerce sales and including eCommerce sales for each of the periods presented in future filings, or alternatively, separately quantify the eCommerce activity included in this metric for each period presented. Please provide us with the text of your proposed future disclosure in your response.

Returns, page 7

5.   Refer to the definition of ROI (return on investment), a ratio, and the denominator reconciliation from "average total assets of continuing operations" to "average invested capital" on page 8. We note your statement that ROI is considered a non-GAAP financial measure. In your definition and the reconciliation, we note you included an adjustment "a rent factor equal to the rent for the fiscal year or trailing twelve months multiplied by a factor of eight" within the denominator when computing the ratio. Tell us and disclose the basis of your use of a factor of 8 and what this adjustment represents. Since the adjustment is not currently included in your annual GAAP financial statements, we are unclear about the basis of making the adjustment and the appropriateness of your characterizing the ROI as a Non-GAAP measure under Item 10(e)(2)(i) and (ii) of Regulation S-K. Please explain or remove the statement that it is a non-GAAP measure, as appropriate, in future filings.

Results of Operations, page 10

6.   With a view to enhance understanding of your performance, please provide a more robust discussion of the drivers behind the performance of your foreign operations as compared

to U.S. operations to the extent underlying performances are significantly different or if they have different earning trends. Refer to Item 303 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 9. Taxes, page 46

7.   We note your disclosure of the use of global funding structures to lower your effective income tax rate. In that regard, tell us and disclose in further detail on how the global funding structures work in order to lower your effective income tax rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief